Exhibit 2(d)

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2019, the registrant had the following series of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended:

Title of each class:	Name of each exchange on which registered:
Common Shares	New York Stock Exchange* Lima Stock Exchange
American Depositary Shares representing one Common Share each	New York Stock Exchange*

* Not for trading but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

The Bank of New York Mellon, as Depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one share of our Common Shares. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The Depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, NY, 10286, USA. The ADSs are listed on the NYSE under the trading symbol “BVN”. In addition, the Common Shares and Investment Shares are listed and traded on the Lima Stock Exchange.

As of March 31, 2020, the share capital with respect to the Common Shares was S/.2,748,899,240 represented by 274,889,924 shares and the share capital with respect to the Investment Shares was S/.7,446,400 represented by 744,640 shares. The Common Shares represent 100% of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are. Registered holders of uncertificated ADSs will receive statements from the Depositary confirming their holdings.

Registered holders of uncertificated ADSs will receive statements from the Depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Peruvian law governs shareholder rights. The Depositary will be the holder of the Common Shares underlying your ADSs and will be recorded as such in our Share Register. As a registered holder of ADSs, you will have ADS holder rights. An amended and restated deposit agreement dated May 3, 2002 (as further amended and restated as of November 12, 2003) among us, the Depositary and the owners and beneficial owners of ADSs, the Amended and Restated Deposit Agreement, sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Amended and Restated Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Amended and Restated Deposit Agreement. For more complete information, you should read the entire Amended and Restated Deposit Agreement and the form of ADR. You can find a copy of the Amended and Restated Deposit Agreement in the report on Form 6 furnished by the Company to the SEC on November 6, 2003.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposits Common Shares or evidence of rights to receive Common Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to the persons you request.

How do ADS holders cancel ADSs and obtain shares?

If you surrender ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Common Shares and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible. The Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

Preemptive and Accretion Rights

Holders of the ADSs are, under Peruvian law, entitled to exercise preemptive rights and accretion rights on the Common Shares underlying the ADSs in the event of any future capital increase by us unless (x) the increase is approved, expressly stating that the shareholders have no preemptive rights to subscribe and pay for the Common Shares to be issued in such increase, by holders of Common Shares holding at least 40% of the Common Shares at a properly called meeting with a proper quorum and (y) the increase is not designed to improve directly or indirectly the shareholding of any shareholder. However, U.S. holders of ADSs may not be able to exercise through the Depositary for the ADSs the preemptive rights and accretion rights for Common Shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement thereunder is available. Any such rights offering would have a dilutive effect upon shareholders who are unable or unwilling to exercise their rights. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with any registration statement as well as the associated benefits of enabling the holders of ADSs to exercise such rights and will then make a decision as to whether to file such a registration statement. To the extent that holders of ADSs are unable to exercise such rights because a registration statement has not been filed and no exemption from such registration statement under the Securities Act is available, the Depositary will, to the extent practicable, sell such holders’ preemptive rights or accretion rights and distribute the net proceeds thereof, if any, to the holders of ADSs, and such holders’ equity interest in us will be diluted proportionately. The Depositary has discretion to make rights available to holders of ADSs or to dispose of such rights and to make any net proceeds available to such holders. If, by the terms of any rights offering or for any other reason, the Depositary is not able to make such rights or such net proceeds available to any holder of ADSs, the Depositary may allow the rights to lapse.

Amendment and Termination

How may the Amended and Restated Deposit Agreement be amended?

The Amended and Restated Deposit Agreement may at any time, and from time to time, be amended by agreement between us and the Depositary in any respect which we may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which shall otherwise prejudice any substantial existing right of the ADS holders, shall, however, not become effective until the expiration of 30 days after notice of such amendment shall have been given to the ADS holders

.Every ADS holder at the time any amendment so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Amended and Restated Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the ADR holder to surrender such receipt and receive therefor the deposited securities represented thereby, except in order to comply with mandatory provisions of applicable law.

How may the Amended and Restated Deposit Agreement be terminated?

The Depositary shall at any time at our direction, terminate the Amended and Restated Deposit Agreement by mailing notice of such termination to the ADR holders then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the deposit agreement by mailing notice of such termination to us and the ADR holders then outstanding if at any time 90 days shall have expired after the Depositary shall have delivered to us a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the deposit agreement.

Limitations on Obligations and Liability

The Amended and Restated Deposit Agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. Below are certain provisions in relation to our and the Depositary’s liabilities:

•	We and the Depositary shall incur no liability if any present or future law, rule, regulation, fiat, order or decree of the United States or any other country, or of any governmental or regulatory authority or any present or future provision of our estatutos, any act of God, war or other circumstance beyond its control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the Amended and Restated Deposit Agreement or the ADR provides shall be done or performed;

•	We and the Depositary shall incur no liability due to or for the inability of any ADS holder to benefit from any distribution, offering, right or other benefit which is made available to holders of the securities deposited pursuant to the Amended and Restated Deposit Agreement but is not, under the terms of the deposit agreement, made available to the ADS holders;

•	We and the Depositary are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	We and the Depositary are under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any securities deposited pursuant to the Amended and Restated Deposit Agreement unless indemnity satisfactory to it against all expense and liability is furnished as often as may be required;

•	We and the Depositary are not liable for any action or nonaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADS holder or any other person believed by it in good faith to be competent to give such advice or information;

•	The Depositary is not responsible for any inability to carry out any instructions to vote any of the securities deposited pursuant to the Amended and Restated Deposit Agreement, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith;

•	The Depositary is not liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with a matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises, the Depositary performed its obligations without negligence or bad faith;

•	The Depositary is not liable with respect to the validity or worth of any of the securities deposited pursuant to the Amended and Restated Deposit Agreement.

In the Amended and Restated Deposit Agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities, including any proxy soliciting material. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.]

Dividends and Dividend Policy

The Board, following the end of each fiscal year, makes a recommendation at the Annual Mandatory Shareholders’ meeting regarding the amount and timing of payments, if any, to be made as dividends on our Common Shares and Investment Shares. The Shareholders Meeting can delegate to the Board the approval to pay interim dividends, such approval having been already given. Our dividend policy establishes that Buenaventura shall distribute to its shareholders, on an annual basis, a cash dividend of at least 20% of the net earnings generated by its own operations and by the subsidiary companies in which it exercises control (understanding “control” to mean a shareholding stake of over 50% in its capital stock). In the case of affiliated companies (those in which Buenaventura is a shareholder, but does not have control over them) a 20% shareholding stake shall be used for the calculation of said dividends, only in those cases in which cash dividends are distributed to Buenaventura. In principle there are two kinds of dividend payments: interim dividends, which are approved by the Board and are generally paid during the fourth quarter of the year, and the final dividend payment, which will be paid in accordance with the general shareholders’ meeting resolutions. However, the amount and timing of such payments is subject to the final approval at such Annual Mandatory Shareholders’ meeting and Board meeting, as well as to the availability of earnings to distribute. According to the Peruvian Companies Law, dividends may only be paid if the financial statements show their existence, and holders of at least 20% of the total Common Shares outstanding can request a dividend of 50% or less of the previous year’s after-tax profits, net of amounts allocated to the legal reserve.

Holders of ADRs are entitled to receive dividends with respect to the Common Shares underlying the ADSs evidenced by such ADRs, subject to the terms of the Amended and Restated Deposit Agreement, to the same extent as owners of Common Shares.

To the extent that we declare and pay dividends on the Common Shares, owners of the ADSs on the relevant record date are entitled to receive the dividends payable in respect of the Common Shares underlying the ADSs, subject to the terms of the Amended and Restated Deposit Agreement. Cash dividends are paid to the Depositary in Soles and, except as otherwise described under the Amended and Restated Deposit Agreement, are converted by the Depositary into U.S. Dollars and paid to owners of ADRs net of currency conversion expenses. Under the Amended and Restated Deposit Agreement, the Depositary may, and will if we so request, distribute stock dividends in the form of additional ADRs evidencing whole ADSs resulting from a dividend or free distribution of Common Shares made by us received by the Depositary. Amounts distributed with respect to ADSs were subject to a Peruvian withholding income tax of 6.8% for profits earned during 2016, which was the withholding tax rate applicable to distributions in respect of Common Shares during 2016. The withholding tax rate decreased to 5% for dividends paid out of our accumulated net profits after December 31, 2016.

We issue stock dividends for value per share of our stock. The book value of our share capital is based on the nominal (par) value of each share but is adjusted to account for inflation; thus, in inflationary periods, our book value will increase while the nominal value will remain constant. To adjust the book value of each share to equal or approximate the nominal value, we periodically issue new shares that are distributed as stock dividends to each existing shareholder in proportion to such shareholder’s existing holdings, unless it increases the nominal value of the existing shares. These stock dividends (which under the Peruvian income tax law are not considered dividends) do not change a stockholder’s percentage of interest in us. In addition, we may from time to time capitalize profits and, in such case, we have to distribute stock dividends representing the profits capitalized.

Dividends not collected within 10 years will be retained by us, increasing our legal reserve, and the right to collect such dividends will expire.

Under Peruvian law, each company may make formal cash distributions only out of net distributable income (calculated on an individual, unconsolidated basis and demonstrated by a statement of financial position at any given time). We, however, may pay provisional dividends. Payment of provisional dividends will be approved on the basis of consolidated financial statements which show the existence of net distributable income obtained during the current fiscal year. If, following such an interim provisional payment, we suffer a loss or if we finish the fiscal year with a net income that is lower than the amount of provisional dividends paid during such fiscal year, we could legally require all shareholders (including holders of ADRs) to return such payment to us with interest. However, it has been and continues to be our policy not to require shareholders to return such payment of provisional dividends, but rather to cover such contingency through a “dividends paid in advance” account to be offset by future net distributable income.

The following table sets forth the amounts of interim and final cash dividends and the aggregate of cash dividends paid with respect to the years 2016 to 2019. Dividends with respect to the years 2016 to 2019 were paid per Common Share and ADS.

Year ended December 31, (1)	Per Common Share			Per ADSs			Per Investment Share
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2016	0.030	0.057	0.087	0.030	0.057	0.087	0.030	0.057	0.087
2017	0.030	0.030	0.060	0.030	0.030	0.060	0.030	0.30	0.60
2018	0.060	0.060	0.120	0.060	0.060	0.120	0.060	0.060	0.012
2019	0.027	0.027	0.054	0.027	0.027	0.054	0.027	0.027	0.054

(1)	Interim and final dividend amounts are expressed in U.S. Dollars.

Memorandum and Articles of Association

We were formed on September 7, 1953 by public deed as a Peruvian sociedad anónima. However, in May of 1998, our By-laws were changed to conform with the new Peruvian Companies Law and we were converted into a sociedad anónima abierta. The term of existence is indefinite and our principal place of business is Lima, Peru. We are registered under file number 02136988 at the Companies Registry of Lima.

We are managed by the General Meeting, the Board and the management.

 Shares and Voting Rights

We have two classes of shares, the Common Shares and the Investment Shares. The Common Shares represent 100% of our outstanding share capital. The Investment Shares have no voting rights and are not, under Peruvian law and accounting rules, characterized as share capital. The Common Shares and the Investment Shares may be either physical share certificates in registered form or book-entry securities in the CAVALI ICLV S.A. book-entry settlement system, also in registered form.

Holders of Common Shares are entitled to one vote per share, with the exception of the election of the Board, where each such holder is entitled to one vote per share per nominee. Holders of Common Shares are entitled to one vote per share, with the exception of the election of the Board, where each such holder is entitled to one vote per share per nominee. Each holder’s votes may all be cast for a single nominee or they may be distributed among the nominees at the holder’s discretion. Holders of Common Shares may attend and vote at shareholders’ meetings either in person or through a proxy. Additionally, holders of Common Shares have the right to participate in the distribution of dividends and shareholder equity resulting from liquidation. Our By-laws do not establish a maximum time limit for the payment of the dividends. However, according to Article 232 of the Peruvian Companies Law, the right to collect past-due dividends in the case of public companies that are sociedades anónimas abiertas, as we are, expires at 10 years from the date on which the payment was due in accordance with the dividend declaration.

Our share capital may be increased by holders of Common Shares at a shareholders’ meeting. Capital reductions may be voluntary or mandatory and must be approved by holders of Common Shares at a shareholders’ meeting. Capital reductions are mandatory when accumulated losses exceed 50% of capital to the extent such accumulated losses are not offset by accumulated earnings and capital increases within the following fiscal year. Capital increases and reductions must be communicated to the SMV, the Lima Stock Exchange and the SUNAT and published in the official gazette El Peruano and in a widely circulated newspaper in the city in which we are located.

The Investment Shares do not represent our stock obligations. Holders of Investment Shares are neither entitled to exercise voting rights nor to participate in shareholders’ meetings. However, Investment Shares confer upon the holders thereof the right to participate in the dividends distributed according to their nominal value, in the same manner as Common Shares, as well as to participate in increases of the Investment Shares account.

Changes in the Rights of Shareholders

Our By-laws do not contain special provisions relating to actions necessary to change the rights of holders of the classes of shares. However, Article 88 of the Peruvian Companies Law establishes that all shares of a same class must have the same rights and obligations, and that if we decide to establish different rights and obligations we must create a different class of shares, which creation will be agreed upon by the General Meeting in accordance with the requirements for modification of the By-laws. The Common Shares are the only class of shares representing 100% of our share capital, and, therefore, each Common Share has the same rights and obligations of each other Common Share. These requirements are described under “—Shares and Voting Rights” above.

The rights of any class of shares may not be reduced except in accordance with the Peruvian Companies Law.

Shareholders’ Meetings

Pursuant to Peruvian law and our By-laws, the Annual Mandatory Shareholders’ meeting must be held during the three-month period after the end of each fiscal year. Additional General Meetings may be held during the year. Because we are a sociedad anónima abierta, we are subject to the special control of the SMV, as provided in Article 253 of the Peruvian Companies Law, to determine whether we have incurred any breach of the Peruvian Companies Law or regulations of the SMV and to impose sanctions. Shareholders’ meetings are convened by the Board when deemed convenient for us or when it is requested by the holders of at least 5% of the Common Shares, provided that such Common Shares do not have their voting rights suspended. If, at the request of holders of at least 5% of the Common Shares, the shareholders’ meeting is not convened by the Board within 15 business days of the receipt of such request, such holders of at least 5% of the Common Shares may request a notary public or a judge to convene the meeting. The Board is deemed to have implicitly refused to convene the meeting if the Board (a) does not convene a shareholders’ meeting within 15 business days of receipt of the request, (b) suspends or amends the terms of the agenda or in any other way amend the terms of the summons already made upon the request of at least 5% of the Common Shares or (c) schedules the shareholders’ meeting more than 40 days after the date on which the summons is published. The notary public or the judge of the domicile of the Company shall call for the shareholders meeting. Resolución CONASEV No. 111-2003-EF-94.10, as amended by Resolución CONASEV No. 078-2010-EF/94.01.1, approved provisions related to the right of the non-controlling shareholders to obtain information regarding a sociedad anónima abierta such as ourselves. Notwithstanding the notice requirements as described in the preceding two sentences, any shareholders’ meeting will be deemed called and legally commenced, provided that the shareholders representing all of the voting shares are present, and provided that every present shareholder, whether or not such shareholder has paid the full price of such shareholder’s shares, agrees to hold the shareholders’ meeting and accepts the business to be discussed therein. Holders of Investment Shares have no right to request the Board to convene shareholders’ meetings.

Since we are a sociedad anónima abierta, notice of shareholders’ meetings must be given by publication of a notice, with the publication occurring at least 25 days before any shareholders’ meeting, in El Peruano and in a widely circulated newspaper in the city in which we are located. The notice requirement may be waived at the shareholders’ meeting by holders of 100% of the outstanding Common Shares. According to Article 25 of our By-laws and Article 257 of the Peruvian Companies Law, shareholders’ meetings called for the purpose of considering a capital increase or decrease, the issuance of obligations, a change in our By-laws, the sale in a single act of assets with an accounting value that exceeds 50% of our capital stock, a merger, division, reorganization, transformation or dissolution, are subject to a first, second and third quorum call, each of the second and third quorum to occur upon the failure of the preceding one. A quorum for the first call requires the presence of shareholders holding 50% of our total voting shares. For the second call, the presence of shareholders holding at least 25% of our total voting shares constitutes a quorum, and for the third call there is no quorum requirement. These decisions require the approval of the majority of the voting shares represented at the shareholders’ meeting. General Meetings convened to consider all other matters are subject to a first and second quorum call, the second quorum call to occur upon the failure of the first quorum.

In the case of shareholders’ meetings called for the purpose of considering the removal of members of the Board, at least 75% and 70% of the total number of Common Shares outstanding are required to be represented at the shareholders’ meeting on the first quorum call and second quorum call. Provided such quorum is attained, the affirmative vote of no less than two thirds of the total number of Common Shares outstanding is required to effect the removal of members of the Board. The special quorum and voting requirements described above cannot be modified at a shareholders’ meeting called for the purpose of considering the removal of members of the Board.

Under our By-laws, the following actions are to be taken at the Annual Mandatory Shareholders’ meetings: approval of our statements of financial position, profit and loss statements and annual reports; the approval of management performance; the allocation of profits; the election of external auditors; the election of the members of the Board; and any other matters submitted by the Board. The following actions are to be taken at the same annual shareholders’ meetings if the quorum and majority requirements are met or at any other shareholders’ meeting: any amendment of our By-laws; any decision to increase or reduce capital; any decision to issue debt; initiating investigations or requesting auditor’s reports; liquidating, spinning-off, merging, consolidating, dissolving, or changing our business form or structure.

In accordance with Article 21 of our By-laws, only those holders of Common Shares whose names are inscribed in our share register not less than 10 days in advance of a meeting will be entitled to attend shareholders’ meetings and to exercise their rights.

Limitations on the Rights of Nonresident or Foreign Shareholders

There are no limitations in our By-laws or the Peruvian Companies Law on the rights of nonresident or foreign shareholders to own securities or exercise voting rights on our securities.

Change in Control

There are no provisions in our By-laws that would have the effect of delaying, deferring or preventing a change in control.

Disclosure of Share Holdings

There are no provisions in our By-laws governing the ownership threshold above which share ownership must be disclosed. However, according to Regulation No. 009-2006-EF.94.10 of the SMV, which became effective on May 3, 2006, as amended by Regulation No. 020-2006-EF.94.10, Regulation No. 05-2009-EF-94.01.1 and Regulation No. 034-2025-SMV-01.of the SMV, when, an individual or financial group acquires, in one act or various successive acts, a significant percentage (more than 25%) of the voting shares of a company with shares listed in a stock exchange, as well as upon any person or group increasing its ownership above the 50% and 60% thresholds, a procedure known as Oferta Pública de Adquisición, or a “Takeover Bid,” must be followed. This has the effect of alerting other shareholders and the market that an individual or financial group has acquired a significant percentage of a company’s voting shares, and gives other shareholders the opportunity to sell their shares at the price offered by the purchaser. The purchaser is obliged to launch a Takeover Bid unless it is exempt pursuant to Regulation No. 009-2006-EF.94.10 of the SMV, as amended. The purchase of ADRs is exempted from the Takeover Bid unless the holders: (i) exercises the voting rights of the Common Shares underlying the ADSs evidenced by such ADRs, or (ii) requests the delivery of such underlying Common Shares. In addition, the SMV and the Lima Stock Exchange must be notified of any transfer of more than 5% of our paid-in capital.

Additional Rights

Withdrawal rights

Any (i) change in our corporate purpose; (ii) transfer of our registered office abroad; (iii) creation of restraints to the transfer of shares or the amendment of any existing limitations; (iv) merger; (v) spin-off or (vi) approval to delist our shares from the Securities Market Public Registry its shares and as result the conversion of our corporate type from a sociedad anónima abierta to any other type of sociedad anónima, shall give withdrawal rights to any shareholders who have voted against such decision, were absent from the applicable meeting, those who were unlawfully deprived of their voting rights and holders of non-voting shares. The Company must disclose any of the aforementioned decisions (which in turn would provide withdrawal rights) only once, within ten days of their adoption, except for those cases where the law provides another publication requirement. Withdrawal rights are exercised by notarized letter delivered to the Company before the tenth day following the date of publication of the relevant decision.

The Company and the withdrawing shareholder shall negotiate and agree on the value at which the Company will repurchase such shares. In case they cannot reach an agreement, and as long as the shares remain listed in the Stock Exchange, the Company shall purchase the shares at the weighted average price for such shares over the prior six month period. If the shares are no longer listed, the Company shall purchase them at their book value as of the last day of the immediately preceding month to the date when the withdrawal rights were exercised. The book value is obtained by dividing the net assets by the total number of shares. Payment of the purchase price for the shares (including any applicable compensatory interests) must be made within a period not exceeding two months from the date of exercise of the withdrawal rights.

Information right

From the day a notice requirement for a shareholders meeting is sent or published, the documents, motions, and projects related to the matters to be discussed therein must be available to the shareholders in the Company’s offices or at the place where the general meeting is held, during the Company’s office hours. The Company’s shareholders can request, either ahead of the general meeting or during the meeting, the reports or clarifications they deem necessary regarding the matters included in the agenda for the meeting.